Exhibit (a)(8)

AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 217-9608

June 15, 2007

Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Springhill Lake Investors Limited Partnership for $121,912 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

We have extended our Offer until midnight, New York City time, on July 16, 2007.  Our Offer was previously scheduled to expire on June 15, 2007. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on June 12, 2007, 24.33 units had been tendered pursuant to the Offer.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 217-9608.

Sincerely,

AIMCO Properties, L.P.